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SEC [barcode] COMMISSION
02018018 9

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36893

RECEIVED FEB 27 2002 334 PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OCC Distributors

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas
(No. and Street)

New York	New York	10105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Maney 949.219.2297
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

355 South Grand Avenue	Los Angeles,	CA	90071
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13

OATH OR AFFIRMATION

I, David J. Unger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OCC Distributors, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Financial & Operations Principal

Title

Notary Public

HOWARD F. SMITH Jr.
Notary Public, State of New York
No. 01SM6057099
Qualified in New York County
Commission Expires 4/9, 2003

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

OCC DISTRIBUTORS

(A General Partnership)

(SEC Identification No. 8-36893)

Financial Statements and Supplementary Information

December 31, 2001

(With Independent Auditors' Report Thereon and Supplemental Report on Internal Controls)

Filed in accordance with
Rule 17a-5(e)(3) as a
PUBLIC DOCUMENT

OCC DISTRIBUTORS

Table of Contents

KPMG

355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Partners
OCC Distributors:

We have audited the accompanying statement of financial condition of OCC Distributors (the Partnership) as of December 31, 2001 and the related statements of operations, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of OCC Distributors as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Supplementary Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

KPMG LLP

January 25, 2002

OCC DISTRIBUTORS

Statement of Financial Condition

December 31, 2001

Assets		
Cash and cash equivalents	$	1,662,616
Distribution fees receivable		714,741
Prepaid expenses		14,457
Total assets	$	2,391,814
Liabilities and Partners' Capital		
Payable to affiliates	$	1,399,361
Accrued expenses and other liabilities		7,022
Total liabilities		1,406,383
Partners' capital		985,431
Total liabilities and partners' capital	$	2,391,814

See accompanying notes to financial statements.

OCC DISTRIBUTORS

Statement of Operations

Year ended December 31, 2001

Revenues:		
Distribution fees	$	2,086,323
Commission income		4,298,638
Interest income		138,366
Total revenues		6,523,327
Expenses:		
Compensation and benefits		1,351,059
Commissions		2,074,984
Occupancy and equipment		235,810
General and administrative		378,297
Total expenses		4,040,150
Income before unincorporated business tax		2,483,177
Unincorporated business tax		104,096
Net income	$	2,379,081

See accompanying notes to financial statements.

OCC DISTRIBUTORS

Statement of Changes in Partners' Capital

Year ended December 31, 2001

Balance at December 31, 2000	$	2,606,350
Net income		2,379,081
Distributions to partners:		
Oppenheimer Capital		(3,960,000)
Value Advisors LLC		(40,000)
Balance at December 31, 2001	$	985,431

See accompanying notes to financial statements.

OCC DISTRIBUTORS

Statement of Cash Flows

Year ended December 31, 2001

Cash flows from operating activities:		
Net income	$	2,379,081
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in:		
Distribution fees receivable		(714,741)
Accrued expenses and other liabilities		(92,076)
Employee compensation and benefits		(996,348)
Payable to affiliates		1,296,885
Prepaid expenses		22,880
Net cash provided by operating activities		1,895,681
Cash flows from financing activities:		
Distribution to Oppenheimer Capital		(3,960,000)
Distribution to Value Advisors LLC		(40,000)
Net cash used in financing activities		(4,000,000)
Net in decrease in cash and cash equivalents		(2,104,319)
Cash and cash equivalents at beginning of the year		3,766,935
Cash and cash equivalents at end of year	$	1,662,616

See accompanying notes to financial statements.

(1) Organization and Nature Of Business

OCC Distributors (the Partnership) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). Oppenheimer Capital (the Operating Partnership) and Value Advisors LLC (Value Advisors) hold 99% and 1% general partnership interests, respectively, in the Partnership. Value Advisors and the Operating Partnership are wholly owned subsidiaries of PIMCO Advisors L.P. (PIMCO Advisors). The Partnership is a distributor of certain mutual funds for which Oppenheimer Capital and its subsidiaries provide investment management services.

Allianz AG indirectly owns the majority interest of PIMCO Advisors. Allianz AG is a global insurance company engaged in property and casualty protection, life and health insurance, and asset management. On January 1, 2002, the Partnership became an LLC with Oppenheimer Capital as its sole member.

(2) Significant Accounting Policies

(a) Cash and Cash Equivalents

The Partnership invests certain cash balances in nonaffiliated institutional money market funds. At December 31, 2001, this investment is approximately $265,000. Management considers investments in money market funds to be cash equivalents for purposes of the statement of cash flows. This investment is carried at cost, which approximates market.

(b) Income Taxes

The Partnership is not subject to federal, state, or local income taxes. The Partnership is part of a group of companies that files a consolidated unincorporated business tax (UBT) return for income earned in New York City. For the year ended December 31, 2001, UBT expense of $104,096 was allocated to the Partnership.

(c) Distribution Fees

Distribution fees are recognized as the services are performed. Such fees are primarily based on percentages of the market value of the assets under management.

(d) Commission Income

Commission income earned on certificate of deposit (CD) distribution is recognized on a trade-date basis.

(e) Use of Estimates

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

(Continued)

(f) ***Fair Value of Financial Instruments***

The carrying value of certain of the Partnership's financial instruments approximates fair value. The carrying value of cash and cash equivalents, prepared expenses, payable to affiliates, accrued expenses, and other liabilities approximates fair value due to their short maturity.

(3) Transfer of CD Business

Through September 30, 2001, the Partnership was an agent for various banks and thrift organizations, which sold CD's. Effective October 1, 2001, the CD distribution business was transferred from the Partnership to PIMCO CD Distributors LLC, an affiliated entity owned by PIMCO Advisors. All of the commission income earned by the Partnership and the direct compensation and benefits incurred on the statement of operations related to CD distribution.

(4) Related Party Transactions

(a) ***Compensation, Occupancy, Communications, and Other Expenses***

The Partnership reimburses PIMCO Advisors for certain overhead and administrative expenses that were allocated based on the time and usage factors. These expenses generally consist of salaries and related benefits, rent, and general and administrative, accounting, information management, legal, and other services to the Partnership. Costs allocated to the Partnership for the year ended December 31, 2001 were approximately $157,000.

(b) ***Payable to Affiliates***

The payable to affiliates includes cash to be paid to PIMCO Advisors and subsidiaries in connection with overhead and administrative expenses.

(5) Benefit Plans

PIMCO Advisors is the sponsor of a defined benefit contribution employee savings and investment plan. The plan qualifies under Section 401(k) of the Internal Revenue Code and allows eligible employees to contribute up to 10% of their annual compensation, as defined and subject to a maximum dollar amount determined from time to time by the Internal Revenue Code. Employees are generally eligible following the later of attainment of age 21 or the completion of one year of credited service. The Partnership matched and contributed an amount equal to the first 6% of annual compensation, subject to the Internal Revenue Service limits, contributed by the employees. The amount of expense incurred by the Partnership related to this plan was approximately $33,000.

PIMCO Advisors has a profit sharing and incentive program that compensates participants on the basis of profitability and discretionary bonuses. Compensation under these programs was approximately $1,002,000 for the year ended December 31, 2001.

(Continued)

(6) Net Capital Requirements

The Partnership is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Partnership had net capital of $250,937, which was $157,179 in excess of its required net capital of $93,758. The Partnership's ratio of aggregate indebtedness to net capital was 5.6 to 1.

OCC DISTRIBUTORS

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2001

Net capital:		
Capital	$	985,431
Deductions and/or charges:		
Nonallowable assets:		
Other nonallowable assets		729,198
		729,198
Net capital before haircuts on securities positions		256,233
Haircuts on securities:		
Money market funds		5,296
Net capital	$	250,937
Computation of basic net capital requirement:		
Aggregate indebtedness (total liabilities excluding deferred taxes)	$	1,406,383
Minimum net capital required (6-2/3% of aggregate indebtedness)		93,758
Minimum capital requirement		25,000
Net capital required		93,758
Excess net capital		157,179

Note:

The computation of net capital under Rule 15c3-1 as of December 31, 2001 computed by OCC Distributors in its Form X-17a-5, Part IIA filed with NASD Regulation, Inc. on January 24, 2002, does not materially differ from the above computation, which is based upon the accompanying audited financial statements.

See accompanying independent auditors' report.

Schedule 2

OCC DISTRIBUTORS

Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

Exemption is claimed under Section K(2)(ii) of Rule 15c3-3.

See accompanying independent auditors' report.

Schedule 3

OCC DISTRIBUTORS

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

Exemption is claimed under Section K(2)(ii) of Rule 15c3-3.

See accompanying independent auditors' report.

KPMG

355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Report on Internal Accounting Control Required by Securities and Exchange Commission Rule 17a-5

The Partners
OCC Distributors:

In planning and performing our audit of the financial statements and supplemental schedules of OCC Distributors (the Partnership) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Partnership, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against losses from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners of the Partnership, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 25, 2002